UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to             .

Commission file number 001-10533

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCANCORP EMPLOYEES’ SAVINGS PLAN

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCANCORP EMPLOYEES’ SAVINGS PLAN

	By:	/s/ Patrick Keenan
Name: Patrick Keenan
Chief Financial Officer—Rio Tinto Kennecott Utah Copper
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 19, 2013

Alcancorp Employees’

Savings Plan

Financial Report

December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Alcancorp Employees’ Savings Plan

South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of Alcancorp Employees’ Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

See Note 1 for discussion related to the impact on the Plan of the sale of the North American portion of its Alcan Cable division and transfer of investment assets into the Rio Tinto America Savings Plan Trust in 2012, and Note 10 for discussion related to the impact on the Plan of the sale of the Sebree division in 2013.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Minneapolis, Minnesota

June 19, 2013

Alcancorp Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$94,001,016	$—
Plan interest in Alcancorp Master Savings Trust	—	164,215,688

Receivables:
Notes from participants (Note 2)	533,227	1,551,854
Net assets available for benefits, at fair value	94,534,243	165,767,542

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts (Note 3)	(1,481,107)	(3,452,823)
Net assets available for benefits	$93,053,136	$162,314,719

See Notes to Financial Statements.

Alcancorp Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$1,676,368
Plan interest in Alcancorp Master Savings Trust’s investment income	11,255,882
12,932,250

Interest income on notes from participants	53,470

Contributions:
Participants	3,601,380
Participant rollovers	158,234
Employer	2,000,016
Total contributions	5,759,630

Benefits paid to participants	(88,430,835)

Administrative expenses	(15,355)
Net decrease before transfers	(69,700,840)

Transfers from the Alcancorp Hourly Employees’ Savings Plan (Note 1)	439,257

Net decrease after transfers	(69,261,583)

Net assets available for benefits:
Beginning of the year	162,314,719
End of the year	$93,053,136

See Notes to Financial Statements.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 1.                                 Description of the Plan

The following description of the Alcancorp Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined-contribution plan covering eligible employees of Alcan Corporation (the Company) and certain related companies. Covered full-time employees are eligible to join the Plan on the first of the month following the date of hire. Part-time employees are eligible on the first of the month following completion of one year of service. An employee who is represented by a collective bargaining agreement recognized by the Company shall be considered to be an eligible employee only when such status results as a condition of the collective bargaining agreement; currently, there are no such employees eligible for the Plan.

The Company is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On September 4, 2012, the Company completed the sale of the North American portion of its Alcan Cable business to General Cable Corporation. In connection with the sale, the affected participants in the Plan were 100 percent vested and were given the option to take a distribution or rollover, including a rollover to the buyer’s plan.

The Plan was part of the Alcancorp Master Savings Trust (the Alcan Trust), whose assets were held with Vanguard Fiduciary Trust Company (Vanguard). The Alcan Trust was established to hold the qualified defined contribution investment assets of the Plan and another plan sponsored by Alcan Corporation. Since November 9, 2012, the Plan is part of the Rio Tinto America Inc. Savings Plan Trust (the Master Trust), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by the Company and Rio Tinto America Inc. (and its subsidiaries).

Contributions: Participants may elect, under a salary reduction agreement, at any time to contribute to the Plan an amount up to 50 percent of their eligible compensation on a before-tax basis, an after-tax basis or any combination of the two, through payroll deductions. Contributions are limited by the Internal Revenue Code (IRC), which established a maximum contribution of $17,000 ($22,500 for participants over age 50) for the year ended December 31, 2012. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans.

Each individual employer of the Company may choose to contribute a matching percentage of Basic Contributions based on the participant’s contribution percentage, as outlined in the table below:

Company
Matching
Participant Basic Contribution Percentage	Percentage

Cable—with respect to the first 6% of compensation	50.0
Cleveland and Sebree Salaried—with respect to the first 6% of compensation	100.0

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 1.         Description of the Plan (Continued)

Effective January 1, 2012, non-grandfathered Cable employees are eligible to receive a Retirement Contribution (RC) of 4 percent of their eligible compensation. Non-grandfathered employees were Cable employees as of December 31, 2011, who a) had less than 10 years of service and were less than age 45, b) had less than nine years of service and were less than age 55, or c) were not designated as being on long-term disability or severance from a participating company.

Effective January 1, 2012, Cleveland and Sebree salaried new hires and rehires are eligible to receive Investment Partnership Plan (IPP) contributions of 6 percent of their eligible compensation up to the Social Security wage base ($110,100 for 2012) and 11.7 percent of their eligible compensation over the Social Security wage base.

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s contributions, an allocation of the plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in collective trust funds.

Vesting: Participants are immediately vested in their contributions. Vesting in the Company’s IPP and RC contributions is based on years of continuous service. Cleveland and Sebree salaried employees and Cable employees are 100 percent vested in their Company matching contributions. Participants become fully vested in all contributions upon death, the termination of the plan, the complete discontinuance of contributions to the Plan, or the partial termination of the Plan (if the Participant is affected by such partial termination). Participants also become fully vested in IPP and RC contributions upon reaching age 65. Participants become fully vested in other Company contributions upon disability, retirement, reaching age 59.5, termination of employment as a result of a permanent reduction in work force, or completion of two years of service.

Payment of benefits: Active participants may request two withdrawals per year from the Plan; however, the Plan requires that withdrawals be made in the following order of priority:

a.              Any portion of after-tax contributions made before 1987

b.              Any portion of after-tax contributions made after 1986 and their earnings

c.               Any portion of earnings on after-tax contributions made before 1987

d.              Any portion of rollover contributions and their earnings

e.               Any portion of Company contributions and their earnings made at least 24 months prior to withdrawal

f.                If the participant has attained age 59½, any portion of Company contributions and their earnings

g.               If the participant has attained age 59½, any portion of before-tax contributions and their earnings

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 1.                                 Description of the Plan (Continued)

Plan participants can apply for a hardship withdrawal from before-tax savings within the limits specified by the Internal Revenue Service (IRS). Participants who have retired or have been terminated with more than $5,000 in the Plan may leave their money in the Plan until April 1 following the year they reach age 70½ and may elect to make up to 12 withdrawals from the Plan per year. If the value of the vested portion of a participant’s account is less than $5,000, final payment cannot be deferred, and the vested portion of the account will be distributed in a lump-sum payment as soon as practicable. Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, may elect to receive lump-sum distributions, annuity payments or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment, and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum, without the participant’s consent.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Notes are taken from a participant’s account in the same order in which withdrawals are permitted (see Payment of Benefits, above). Note terms range from six months to five years or up to 20 years for the purchase of a primary residence. Notes from participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note from the participant was made. The applicable rate of interest is the prime rate plus two percent at the beginning of the last month preceding the calendar quarter in which the note is approved. Principal and interest are paid ratably through payroll deductions. Notes from participants bear interest at rates ranging from 4.00 percent to 6.75 percent at December 31, 2012.

Transfers: Company employees represented by a collective bargaining unit (union employees) participate in the Alcancorp Hourly Employees’ Savings Plan (Union Plan). If employees change from nonunion to union status during the year, or vice versa, their account balances are transferred between the Plan and the Union Plan.

Forfeitures: Forfeitures are used to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts were approximately $46,000 and $1,000, respectively. No forfeitures were used to reduce Company contributions or pay administrative expenses in 2012.

Note 2.                                 Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 2.                                 Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are or were allocated to the Plan based upon its pro rata share in the net assets of the Master Trust or Alcan Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of the costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2012, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Default notes from participants are recorded as a distribution based on the terms of the plan document.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Recent pronouncement: In 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, ASU 2011-04 requires additional fair value disclosures. The adoption of ASU 2011-04 as of January 1, 2012, did not have a material effect on the Plan or Master Trust’s net assets available for benefits or changes in net assets available for benefits.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 2.                                 Summary of Significant Accounting Policies (Continued)

Pending pronouncement: In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements, which the Plan or Master Trust have not yet fully adopted, as the effective date is for fiscal periods beginning after December 15, 2012.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis for fully benefit-responsive investment contracts.

Note 4.                                 Plan Interest in the Master Trust and the Alcan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning-of-year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 13.3 percent as of December 31, 2012. The Master Trust also includes the investment assets of the following retirement plans:

•                  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                 U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

•                  Rio Tinto Alcan 401(k) Savings Plan for Former Employees

•                  Alcancorp Hourly Employees’ Savings Plan

As of December 31, 2011, the Plan’s investments were included in the investments of the Alcan Trust. Each participating retirement plan had a divided interest in the Alcan Trust. The value of the Plan’s interest in the Alcan Trust was based on the beginning-of-year value of the Plan’s interest in the Alcan Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Alcan Trust were allocated to individual plans based on the average daily balances. The Plan’s interest in the Alcan Trust was 86.8 percent as of December 31, 2011. The Alcan Trust also included the investment assets of the Alcancorp Hourly Employees’ Savings Plan. On November 9, 2012, all assets were transferred to the Master Trust.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 4.                                 Plan Interest in the Master Trust and the Alcan Trust (Continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012:

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$38,549,018	12.0
Stable value fund	194,572,398	40,303,578	20.7
Collective trust funds	125,736,983	14,189,890	11.3
Rio Tinto plc common stock ADRs	52,737,988	—	0.0
Interest-bearing cash	5,474,520	958,530	17.5
Net assets available for benefits, at fair value	700,237,396	94,001,016	13.4

Adjustment from fair value to contract value for fully benefit-responsive	(7,150,299)	(1,481,107)	20.7
Net assets available for benefits	$693,087,097	$92,519,909	13.3

The following is a summary of the Alcan Trust assets, the Plan’s divided interest in the assets of the Alcan Trust, and the Plan’s divided interest percentage ownership of the Alcan Trust assets as of December 31, 2011:

	December 31, 2011
			Plan’s Percent
	Alcan Trust	Plan’s Interest	Interest in
	Assets	in Alcan Trust	Alcan Trust
Investments at fair value:
Mutual funds	$102,371,875	$89,650,954	87.6
Common collective fund	86,956,399	74,564,734	85.7
Net assets available for benefits, at fair value	189,328,274	164,215,688	86.7

Adjustment from fair value to contract value for fully benefit-responsive	(4,026,636)	(3,452,823)	85.7
Net assets available for benefits	$185,301,638	$160,762,865	86.8

During 2012, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
Mutual funds	$38,850,403
Collective trust funds	6,690,732
Rio Tinto plc common stock ADRs	9,187,061
Net appreciation in fair value of investments	$54,728,196

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 4.                                 Plan Interest in the Master Trust and the Alcan Trust (Continued)

During the period from January 1, 2012, through November 9, 2012, the Alcan Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
Registered investment companies	$10,107,770

The following are changes in net assets for the Master Trust for the year ended December 31, 2012:

Investment results:
Net appreciation in fair value of investments	$54,728,196
Interest and dividends	14,710,354
Net investment results	69,438,550

Net transfers	79,570,902
Administrative expenses	(213,327)
Increase in net assets	148,796,125

Net assets:
Beginning of year	544,290,972
End of year	$693,087,097

The following are changes in net assets for the Alcan Trust for the period from January 1, 2012, through November 9, 2012:

Investment results:
Net appreciation in fair value of investments	$10,107,770
Interest and dividends	2,723,873
Net investment results	12,831,643

Net transfers	(198,113,824)
Administrative expenses	(19,457)
Decrease in net assets	(185,301,638)

Net assets:
Beginning of year	185,301,638
End of year	$—

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 4.                                 Plan Interest in the Master Trust and the Alcan Trust (Continued)

The following table presents the investments that represent 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent 5 percent or more of the Plan’s net assets as of December 31, 2012:

	2012
	Master Trust	Plan

Invesco Stable Value Trust	$194,572,398	$40,303,578
Vanguard Institutional Index;
Class I Shares	54,743,013	15,628,130
Rio Tinto plc common stock ADRs	52,737,988	—
PIMCO Total Return Fund;
Institutional Shares	48,447,090	6,288,686
SSgA S&P 500 Index Fund;
Class N Shares	45,056,176	*
Dodge & Cox Stock Fund	44,236,592	*

*Investment did not exceed 5 percent of the Plan’s net assets in the year indicated.

The following table presents the investments that represent 5 percent or more of the Alcan Trust’s net assets and the Plan’s share of investments in the Alcan Trust that represent 5 percent or more of the Plan’s net assets as of December 31, 2011:

	2011
	Alcan Trust	Plan

T. Rowe Price Small Cap Value Fund	$9,458,166	$8,176,761
Vanguard 500 Index Fund	32,853,140	28,248,650
Vanguard LifeStrategy Moderate Growth Fund	23,894,244	20,575,022
Vanguard Retirement Savings Trust (at contract value)	82,929,763	71,111,911
PIMCO Total Return Fund	9,606,677	8,922,345

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 5.                                 Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:        Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust and Alcan Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust and Alcan Trust are deemed to be actively traded.

Stable value fund: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds, using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized cost, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed-income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee, using alternative fair valuation methods.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following table sets forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$—	$—	$133,659,931
Mid cap	34,764,146	—	—	34,764,146
Small cap	33,452,050	—	—	33,452,050
International	41,367,018	—	—	41,367,018
Bond investments	78,472,362	—	—	78,472,362
Stable value fund	—	194,572,398	—	194,572,398
Collective trust funds:
Bond investments	—	31,378,192	—	31,378,192
Commodities futures market	—	3,507,864	—	3,507,864
Foreign	—	23,288,813	—	23,288,813
Large Cap	—	45,056,176	—	45,056,176
Real estate	—	2,919,632	—	2,919,632
Small-mid cap	—	15,086,170	—	15,086,170
U.S. fixed-income securities	—	3,116,019	—	3,116,019
U.S. money market securities	—	1,384,117	—	1,384,117
Rio Tinto plc common stock ADRs	52,737,988	—	—	52,737,988
Interest-bearing cash	5,474,520	—	—	5,474,520
	$379,928,015	$320,309,381	$—	$700,237,396

The following table sets forth, by level within the fair value hierarchy, the Alcan Trust’s fair value measurements at December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset allocation	$34,006,143	$—	$—	$34,006,143
Fixed income	9,676,878	—	—	9,676,878
International	8,173,377	—	—	8,173,377
Large cap	37,689,903	—	—	37,689,903
Small cap	12,825,574	—	—	12,825,574
Collective trust funds:
Stable value fund	—	86,956,399	—	86,956,399
	$102,371,875	$86,956,399	$—	$189,328,274

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers between levels.

The Master Trust and Alcan Trust follow guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient as of December 31, 2012:

	December 31,	Redemption	Redemption
	2012	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$194,572,398	Daily	None
Collective trust funds:
Bond investments (b)	31,378,192	Daily*	None
Commodities futures market (c)	3,507,864	Daily*	None
Foreign (d)	23,288,813	Daily*	None
Large Cap (e)	45,056,176	Daily*	None
Real estate (f)	2,919,632	Daily*	None
Small-mid cap (g)	15,086,170	Daily*	None
U.S. fixed-income securities (h)	3,116,019	Daily*	None
U.S. money market securities (i)	1,384,117	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

The following table includes categories of investments within the Alcan Trust where NAV is available as a practical expedient as of December 31, 2011:

	December 31,	Redemption	Redemption
	2011	Frequency	Notice Period
Collective trust funds:
Stable value fund (j)	$86,956,399	Daily	1 year

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 5.                                 Fair Value Measurements (Continued)

(a)         The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The trust funds seek investment return that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.

(c)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.

(d)         The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.

(e)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.

(f)           The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.

(g)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.

(h)         The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

(i)             The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

(j)            This fund seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high-quality bonds and bond mutual funds owned by the trustee on behalf of the Alcan Trust.

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds collective trust funds that are managed by State Street Global Advisors (SSgA), the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 912,975 and 990,443 shares of Rio Tinto plc common stock ADRs at December 31, 2012 and 2011, respectively, valued at $58.05 and $48.88, respectively. During the year ended December 31, 2012, purchases and sales of shares by the Master Trust totaled approximately $5,573,000 and $9,807,000, respectively.

During the year ended December 31, 2012, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 6.                                 Parties-in-Interest Transactions (Continued)

Certain plan investments are shares of mutual funds and units of a collective trust fund managed by The Vanguard Group, a company affiliated with Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the former trustee of the Plan and the Alcan Trust, as defined by the Plan and Trust, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses to Vanguard Fiduciary Trust Company amounted to approximately $15,400 for the period from January 1, 2012, through November 9, 2012.

Note 7.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.                                 Tax Status

The IRS has determined and informed the Company by a letter dated April 7, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2009.

Note 9.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as presented in the financial statements to the Form 5500 as of December 31:

	2012	2011

Net assets available for benefits as presented in the financial statements	$93,053,136	$162,314,719
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	1,481,107	3,452,823
Net assets available for benefits as presented in the Form 5500	$94,534,243	$165,767,542

Alcancorp Employees’ Savings Plan

Notes to Financial Statements

Note 9.                                 Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net decrease in net assets available for benefits before transfers as presented in the financial statements to the Form 5500:

Year Ended
December 31,
2012
Net decrease in net assets available for benefits before transfers as presented in these financial statements	$(69,700,840)
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2011	(3,452,823)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2012	1,481,107
Net decrease in net assets available for benefits before transfers as presented in Form 5500	$(71,672,556)

Note 10.                          Subsequent Event

On May 31, 2013, the Company completed the sale of the Sebree division to Century Echo LLC. The affected participants were 100 percent vested and were given the option to take a distribution or rollover, including a rollover to the buyer’s plan. The Plan was terminated at the date of the sale and all participants were 100 percent vested.

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Alcancorp Employees’ Savings Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

Description of Asset	Fair Value
Notes from participants, due in various amounts through July 2025, with interest rates ranging from 4.00% to 6.75%*	$533,227

*Party-in-interest transaction considered exempt by the Department of Labor.

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm